SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.1)*

Under the Securities Exchange Act of 1934

Birks & Mayors Inc.

(Name of Issuer)

Class A Voting Shares

(Title of Class of Securities)

090881103 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 090881103	13G	Page 2 of 15 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

DR. LORENZO ROSSI DI MONTELERA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

9,346
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

9,346
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.27%
12	TYPE OF REPORTING PERSON

IN

Cusip No. 090881103	13G	Page 3 of 15 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

INIZIATIVA SA (formerly Regaluxe Investments Sarl)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

6,118,384
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

6,118,384

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,118,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

63.66%
12	TYPE OF REPORTING PERSON

CO

Cusip No. 090881103	13G	Page 4 of 15 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

MONTROLUX SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

1,599,586
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

1,599,586

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,599,586
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

31.41%
12	TYPE OF REPORTING PERSON

CO

Cusip No. 090881103	13G	Page 5 of 15 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

GOLDFISH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

7,717,970
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

7,717,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,717,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

68.85%
12	TYPE OF REPORTING PERSON

OO

Cusip No. 090881103	13G	Page 6 of 15 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

ROHAN PRIVATE TRUST COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

7,717,970
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

7,717,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,717,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

68.85%
12	TYPE OF REPORTING PERSON

CO

Cusip No. 090881103	13G	Page 7 of 15 Pages

Item 1.	(a)	Name of Issuer:

Birks & Mayors Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1240 Phillips Square, Montreal, Quebec, H3B 3H4 Canada

Item 2.	(a)	Name of Person Filing:

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.      Dr. Lorenzo Rossi di Montelera (“Dr. Rossi”), an individual;

2.      Iniziativa SA (formerly Regaluxe Investments Sarl) (“Iniziativa”), a corporation incorporated under the laws of Luxembourg;

3.      Montrolux SA (“Montrolux”), a corporation incorporated under the laws of Luxembourg;

4.      Goldfish Trust (“Goldfish Trust”), a trust established under the laws of Cayman Islands; and

5.      Rohan Private Trust Company Limited (“Rohan”), a corporation incorporated under the laws of Bermuda.

Item 2	(b)	Address of Principal Business Office:

The addresses of the Reporting Persons are as follows:

1.      Dr. Rossi ‘s business address is c/o Iniziativa SA, 23, Avenue de Monterey, L-2086 Luxembourg;

2.      Iniziativa’s principal business address and principal office is 23, Avenue de Monterey, L-2086;

3.      Montrolux’s principal business address and principal office is 1, Blvd Prince Henry, Luxembourg;

4.      Goldfish Trust’s business address is c/o Bermuda Trust Company Ltd., Compass Point 9 Bermudiana Road, Hamilton HM11, Bermuda; and

5.      Rohan’s business address is c/o Bermuda Trust Company Ltd., Compass Point 9 Bermudiana Road, Hamilton HM11, Bermuda.

Item 2	(c)	Citizenship:

Dr. Rossi is a citizen of Italy.

Item 2	(d)	Title of Class of Securities:

Class A Voting Shares

Item 2	(e)	CUSIP Number:

090881103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Cusip No. 090881103	13G	Page 8 of 15 Pages

(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Cusip No. 090881103	13G	Page 9 of 15 Pages

Item 4.	Ownership.

Based on the most recent information available, the aggregate number and percentage of the Class A Voting Shares (the “Shares”) of Birks & Mayors Inc. (“Birks”) that are beneficially owned by each of the Reporting Persons is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference. The Shares beneficially owned by Dr. Rossi represent options to purchase 9,346 Shares directly owned by Dr. Rossi. The Shares beneficially owned by Iniziativa, Montrolux, Goldfish Trust and Rohan represent (i) 6,118,384 Birks Class B Multiple Voting Shares convertible into 6,118,384 Shares directly owned by Iniziativa and (iii) 1,599,586 Birks Class B Multiple Voting Shares convertible into 1,599,586 Shares directly owned by Montrolux.

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Shares reported as beneficially owned include Shares issuable upon conversion of Class B Multiple Voting Shares of Birks.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by Dr. Rossi, Iniziativa, Montrolux, Goldfish Trust or Rohan that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

For purposes of clarity, Dr. Rossi does not beneficially own Shares held by Iniziativa and Montrolux and is no longer a 5% owner of the Shares. Goldfish Trust is the beneficial owner of the Shares held by Iniziativa and Montrolux.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

The initial Schedule 13G filed by Dr. Rossi, Montrolux and Iniziativa filed on February 16, 2006 incorrectly stated that they were a group for purposes of the Schedule 13G filing.

Item 10.	Certification.

Not applicable

Cusip No. 090881103	13G	Page 10 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	/s/ Lorenzo Rossi di Montelera
Lorenzo Rossi di Montelera

Cusip No. 090881103	13G	Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	Iniziativa SA

	By:	/s/ Filippo Recami
	Name:	Filippo Recami
	Title:	Chief Executive Officer

Cusip No. 090881103	13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	Montrolux SA

	By:	/s/ Gerald Berclaz
	Name:	Gerald Berclaz
	Title:	Managing Director

Cusip No. 090881103	13G	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	Rohan Private Trust Company Limited For and on behalf of Goldfish Trust

	By:	/s/ Lorenzo Rossi di Montelera
	Name:	Lorenzo Rossi di Montelera
	Title:	Director

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

Cusip No. 090881103	13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	Rohan Private Trust Company Limited

	By:	/s/ Lorenzo Rossi di Montelera
	Name:	Lorenzo Rossi di Montelera
	Title:	Director

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

Cusip No. 090881103	13G	Page 15 of 15 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement dated as of February 14, 2007 among Lorenzo Rossi di Montelera, Iniziativa SA, Montrolux SA, Goldfish Trust and Rohan Private Trust Company Limited .